SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hastings Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

418365102

(CUSIP Number)

National Entertainment Collectibles Association, Inc.

603 Sweetland Avenue

Hillside, NJ 07205

(908) 686-3300

With copy to:

Cooley LLP

Attn: Barbara Borden, Esq.

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)

July 15, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 418365102	Page 2 of 6 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) National Entertainment Collectibles Association, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New Jersey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,143,317(2)
	9	Sole dispositive power 0
	10	Shared dispositive power 8,143,317(2)
11	Aggregate amount beneficially owned by each reporting person 8,143,317 (2)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100%(2)
14	Type of reporting person CO

(1)	This Schedule 13D is filed by National Entertainment Collectibles Association, Inc. (“NECA”), Draw Another Circle, LLC (“DACL”) and Joel Weinshanker (“Weinshanker,” and together with NECA and DACL, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based on 8,143,317 shares of the Issuer’s common stock outstanding as of June 16, 2014, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on June 16, 2014. As of the closing of the Merger, DACL acquired 100% of the outstanding shares of Common Stock of the Issuer. Weinshanker is the President and sole stockholder of NECA and is the sole Manager of DACL. Weinshanker and NECA are the members of DACL. Pursuant to the terms of the Amended and Restated Limited Liability Company Agreement of DACL, Weinshanker and NECA hold approximately 72% and 28%, respectively, of the voting and dispositive power of the Issuer’s Common Stock.

13D

CUSIP No. 418365102	Page 3 of 6 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joel Weinshanker
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,143,317 (2)
	9	Sole dispositive power 0
	10	Shared dispositive power 8,143,317(2)
11	Aggregate amount beneficially owned by each reporting person 8,143,317 (2)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100% (2)
14	Type of reporting person IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based on 8,143,317 shares of the Issuer’s common stock outstanding as of June 16, 2014, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on June 16, 2014. As of the closing of the Merger, DACL acquired 100% of the outstanding shares of Common Stock of the Issuer. Weinshanker is the President and sole stockholder of NECA and is the sole Manager of DACL. Weinshanker and NECA are the members of DACL. Pursuant to the terms of the Amended and Restated Limited Liability Company Agreement of DACL, Weinshanker and NECA hold approximately 72% and 28%, respectively, of the voting and dispositive power of the Issuer’s Common Stock.

13D

CUSIP No. 418365102	Page 4 of 6 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Draw Another Circle, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,143,317(2)
	8	Shared voting power 0
	9	Sole dispositive power 8,143,317(2)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,143,317 (2)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100% (2)
14	Type of reporting person OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based on 8,143,317 shares of the Issuer’s common stock outstanding as of June 16, 2014, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on June 16, 2014. As of the closing of the Merger, DACL acquired 100% of the outstanding shares of Common Stock of the Issuer. Weinshanker is the President and sole stockholder of NECA and is the sole Manager of DACL. Weinshanker and NECA are the members of DACL. Pursuant to the terms of the Amended and Restated Limited Liability Company Agreement of DACL, Weinshanker and NECA hold approximately 72% and 28%, respectively, of the voting and dispositive power of the Issuer’s Common Stock.

13D

CUSIP No. 418365102	Page 5 of 6 Pages

INTRODUCTORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements Item 5 of the Schedule 13D originally filed on March 20, 2014 with the Securities and Exchange Commission (the “SEC”) by National Entertainment Collectibles Association, Inc., Draw Another Circle, LLC and Joel Weinshanker, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on April 2, 2014 (the “Schedule 13D”), relating to the common stock, $0.0001 par value per share, of Hastings Entertainment, Inc. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) As of July 15, 2014, the Reporting Persons may be deemed to beneficially own 8,143,317 shares of Common Stock of the Issuer, representing 100% of the Issuer’s outstanding common stock, based upon a total of 8,143,317 outstanding shares of Common Stock of the Issuer, as reported on the Issuer’s Definitive Proxy Statement filed with the SEC on June 16, 2014.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Person’s knowledge, any person or entity identified on Annex B, during the last 60 days.

(d) Other than the Stockholders identified in Item 4, to the best of the knowledge of the Reporting Persons, none of the Reporting Persons nor any of their respective directors and executive officers named in Annex B has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) On July 15, 2014, the transactions contemplated by the Merger Agreement were consummated and the Common Stock of the Issuer was delisted from the Nasdaq Capital Market. The Common Stock of the Issuer is in the process of being deregistered under the Exchange Act. Accordingly, this is an exit filing, and the Reporting Persons’ final amendment to Schedule 13D.

[signature page follows]

13D/A

CUSIP No. 418365102	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2014

National Entertainment Collectibles
Association, Inc.

By:	/s/ Joel Weinshanker
Joel Weinshanker, President

Draw Another Circle, LLC

By:	/s/ Joel Weinshanker
Joel Weinshanker, Manager

Joel Weinshanker

/s/ Joel Weinshanker
(Signature)